UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934


PHOTOMEDEX, INC. (Name of Issuer)

Common Stock, par value $0.01 per share (Title of Class of Securities)

719 358 301 (CUSIP Number)

December 13, 2011 (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

 [x] Rule 13d-1(c)

 [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 719 358 301 SCHEDULE 13G Page 2 of 7

1 NAMES OF REPORTING PERSONS
Shlomo Ben-Haim

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5 SOLE VOTING POWER
250,155

6 SHARED VOTING POWER


7 SOLE DISPOSITIVE POWER
250,155

8 SHARED DISPOSITIVE POWER


9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
250,155

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES



11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%

12 TYPE OF REPORTING PERSON
IN


CUSIP No. 719 358 301 SCHEDULE 13G Page 3 of 7

1 NAMES OF REPORTING PERSONS
Antinori Ltd

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [x]
(b) [ ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5 SOLE VOTING POWER
402,250

6 SHARED VOTING POWER


7 SOLE DISPOSITIVE POWER
402,250

8 SHARED DISPOSITIVE POWER


9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
402,250

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES



11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.1%

12 TYPE OF REPORTING PERSON
CO


CUSIP No. 719 358 301 SCHEDULE 13G Page 4 of 7

1 NAMES OF REPORTING PERSONS
Eastnet Investments Ltd

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [x]
(b) [ ]

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Isles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5 SOLE VOTING POWER
1,153,858

6 SHARED VOTING POWER


7 SOLE DISPOSITIVE POWER
1,153,858

8 SHARED DISPOSITIVE POWER


9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,153,858

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES



11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1%

12 TYPE OF REPORTING PERSON
CO


CUSIP No. 719 358 301 SCHEDULE 13G Page of 7

This statement is filed with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of PhotoMedex, Inc. (the "Issuer") beneficially owned by the Reporting Persons identified below as of December 13, 2011.

The names of the persons filing this statement on Schedule 13G are:
Shlomo Ben-Haim, Antinori Ltd and Eastnet Investments Ltd., known collectively as the "Reporting Persons".

Shlomo Ben-Haim is the controlling person of Antinori Ltd and Eastnet Investments Ltd. Shares held by Antinori Ltd. and Eastnet Investments Ltd. may be deemed to be held by Mr. Ben-Haim.


Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

Collectively, the Reporting Persons beneficially own 1,806,263 shares of Common Stock.

Shlomo Ben-Haim individually owns 250,155 shares of Common Stock and may be deemed to own 1,806,263 shares of Common Stock.

Antinori Ltd  individually owns 402,250 shares of Common Stock.

Eastnet Investments Ltd individually owns 1,153,858 shares of Common Stock.


(b) Percent of Class:

Collectively, the Reporting Persons beneficially own 1,806,263 shares of Common Stock representing 9.6% of all the outstanding shares of Common Stock.

Shlomo Ben-Haim's individual ownership of 250,155 shares of Common Stock represents 1.3% of all the outstanding shares of Common Stock.

Antinori Ltd's individual ownership of 402,250 shares of Common Stock represents 2.1% of all the outstanding shares of Common Stock.

Eastnet Investments Ltd's individual ownership of 1,153,858 shares of Common Stock represents 6.1% of all the outstanding shares of Common Stock.


(c) Number of shares as to which such person has:

(i)   	Sole power to vote or to direct the vote:

	Collectively, the Reporting Persons have sole power to vote or direct the vote of the 1,806,263 shares of Common Stock owned by the Reporting Persons

	Shlomo Ben-Haim has sole power to vote or direct the vote of the 250,155 shares of Common Stock owned by Shlomo Ben-Haim

	Antinori Ltd has sole power to vote or direct the vote of the 402,250 shares of Common Stock owned by Antinori Ltd

	Eastnet Investments Ltd has sole power to vote or direct the vote of the 1,153,858 shares of Common Stock owned by Eastnet Investments Ltd

(ii) 	Shared power to vote or to direct the vote:

	N/A




CUSIP No. 719 358 301 SCHEDULE 13G Page 6 of 7

(iii) 	Sole power to dispose or to direct the disposition of:

	Collectively, the Reporting Persons have the power to dispose or to direct the disposition of the 1,806,263 shares of Common Stock owned by the Reporting Persons

	Shlomo Ben-Haim has the power to dispose or to direct the disposition of the 250,155 shares of Common Stock owned by Shlomo Ben-Haim

	Antinori Ltd has the power to dispose or to direct the disposition of the 402,250 shares of Common Stock owned by Antinori Ltd

	Eastnet Investments Ltd has the power to dispose or to direct the disposition of the 1,153,858 shares of Common Stock owned by Eastnet Investments Ltd


(iv) 	Shared power to dispose or to direct the disposition of:

	N/A







CUSIP No. 719 358 301 SCHEDULE 13G Page 7 of 7

Item 10. Certifications.


By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2012


SHLOMO BEN-HAIM
/s/ Shlomo Ben-Haim
Shlomo Ben-Haim




ANTINORI LTD.
By:Shlomo Ben-Haim
Director

/s/ Shlomo Ben-Haim
Shlomo Ben-Haim




EASTNET INVESTMENTS LTD.
By:Jaywick Services Ltd.
Director

By: /s/ Bernard Junod
Director